Exhibit 99.1

Assentsure PAC UEN – 201816648N 180B Bencoolen Street 03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

January 29, 2026

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MMTEC, Inc.

File No. 001-38766

Commissioners:

We have read the Form 6-K of MMTEC, Inc. to be filed with the Securities and Exchange Commission dated January 29, 2026. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ AssentSure PAC

Singapore